SEC FILE NUMBER
001-34885

CUSIP NUMBER
03236M200

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐

	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For the Period Ended:   December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMYRIS, INC.

Full Name of Registrant

Former Name if Applicable

5885 Hollis Street, Suite 100

Address of Principal Executive Office (Street and Number)

Emeryville, California 94608

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Amyris, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense because of the significant time and resources that were devoted to the accounting for and disclosure of the significant transaction with Koninklijke DSM N.V. that closed on December 28, 2017. The Company is also continuing to assess, compile and obtain information relating to its cash flows for the coming year and is finalizing related analyses and disclosures in the Form 10-K and is completing its evaluation of the impact of the adoption of ASC 606, Revenue from Contracts with Customers, in 2018 and related disclosure. These activities delayed the completion of the Form 10-K.

As previously reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017, the Company identified a material weakness in internal control over financial reporting related to a lack of sufficient resources in its financial reporting function to be able to adequately identify, record and disclose non-routine transactions which remains unremediated at December 31, 2017. The Company is in the process of completing its evaluation of internal control over financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathleen Valiasek	(510)	450-0761
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s preliminary results of operations for the fiscal year ended December 31, 2017 compared to the fiscal year ended December 31, 2016 were previously reported in the Company’s press release, dated March 15, 2018, that was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 15, 2018.

Amyris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2018

By	/s/ Kathleen Valiasek
Kathleen Valiasek
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).